FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 28, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Management Proposal

São Paulo, September 29, 2015.

Dear Shareholder,

In the light of the Call Notice published on this date, in reference to the Annual and Special Shareholders’ Meeting we would like to underscore the importance of your participation in said meetings, which will be held on October 28th, 2015. It is extremely important that at the General Meeting we are able to decide (1) at the Annual Meeting: (1.1.) examine the management accounts, analyze, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on June 30th, 2015, including the Independent Auditors’ opinion and the Fiscal Council Report; (1.2.) to resolve on the allocation of the financial result of the fiscal year ended on June 30th, 2015 and the distribution of dividends; (1.3.) the determination of the number of the members to compose the Company’s Board of Directors, as well as the reelection of  Messrs. Eduardo S. Elsztain, Alejandro G. Elsztain, Saul Zang, Robert Charles Gibbins, João de Almeida Sampaio Filho, Isaac Selim Sutton, Gabriel Pablo Blasi, David Alberto Perednik and Fabio Schuler de Medeiros for effective members of the Company’s Board of Directors; (1.4.) the reelection of  Messrs. Fabiano Nunes Ferrari and Débora de Souza Morsch and the election of. Mr. Ivan Luvisotto Alexandre for sitting members of the Company’s Fiscal Council, as well as the reelection of Mrs. Daniela Gadben and the election of Messrs. Marcos Paulo Passoni and Luciana Terezinha Simão Villela for alternate members of the Company’s Fiscal Council; (1.5.) set the Company’s management annual overall compensation for the fiscal year initiated on July 1st, 2015; and, (2) at the Special Meeting (2.1.) to resolve on the amendment of Article 5 of the Company’s Laws, in order to adjust the number of shares representing the Company’s capital stock to 58,226,600 common shares, reflecting the cancellation, carried out on January 27, 2015, of 195,800 common shares issued by the Company and held in treasury on the  mentioned date.

For this reason, and through this additional communication, we are providing you with following supplemental and clarificatory information regarding the matters on the agendas for the Annual and Special Meeting to be held on October 28th, 2015:

1. At Annual Meeting:

(1.1.) Financial Statements. The Management of Brasilagro recommends that you vote in favor of approving the Management Report and the Financial Statements  together with the independent auditors’ and the Fiscal Council’s reports for the year ended June 30, 2015, which are available on the websites of the Company (www.brasil-agro.com), the São Paulo Stock Securities, Commodities and Futures Exchange– BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

(1.2.) Allocation of the financial result for the fiscal year ended June 30, 2015. The Management of BrasilAgro recommends that you vote to approve the proposal to allocate the net income booked for the fiscal year ended June 30, 2015, as follows:

Net Profit at Year-End (after IR and CSLL deductions): (-) Accumulated losses: Net Income for the Year:	R$ 180,809,914.71 (R$ 10,988,444.43) R$ 169,821,470.28
(-) Legal Reserve (5%):	(R$ 8,491,073.51)
Adjusted Net Income:	R$ 161,330,396.77
Compulsory Dividends (25%): Proposed Additional Dividends (25%)	R$ 40,332,599.19 R$ 40,332,599.19
Reserve for Investment and Expansion (50%):	R$ 80,665,198.39

ACCUMULATED LOSSES: Pursuant to article189 of Law 6,404/76, from the result for the year R$ 10,988,444.43 shall be allocated to the absorption of accumulated losses.

LEGAL RESERVE: Pursuant to article 193 of Law 6,404/76, 5% of Net Income, in the amount of R$ 8,491,073.51 shall be allocated to the constitution of Legal Reserve.

DIVIDENDS: Pursuant to article 36 of the Company’s By Laws and to Article 202 of Law 6,404/76, the shareholders holding common shares issued by the Company, shall be paid dividends in the total amount of R$ 80,665,198.38 corresponding to R$ 1.39 per share on 06.30.2015. The payment of dividends shall be carried out in up to 30 days from the date of their declaration. The dividends shall be paid to those with shareholding position at the Company at the end of October 28, 2015, and, from October 29, 2015, the Company’s shares shall be traded “ex” dividends.

RESERVE FOR INVESTMENT AND EXPANSION: The outstanding balance of the Adjusted Net Income, pursuant to article 36, subparagraph (c), of the By Laws, in the amount of R$ 80,665,198.39 shall be allocated to the Reserve for Investment and Expansion, whose purpose considers investments for development of the Company’s activities, investments in properties and in the acquisition of new properties aiming to the expansion of the Company’s activities, in addition to  investments in infrastructure for expansion of the Company’s production capacity. The Reserve for Investment and Expansion may be used to back the acquisition by the Company of its shares issued, subject to the terms and conditions of the repurchase program of shares approved by the Board of Directors.

We would also like to mention that the currently proposed allocation is clearly reflected in the Financial Statements prepared by the Company’s management, which have already been widely reported as required by applicable legislation.

(1.3.) Determination of the number of the members to compose the Company’s Board of Directors, and the reelection of  Messrs. Eduardo S. Elsztain, Alejandro G. Elsztain, Saul Zang, Robert Charles Gibbins, João de Almeida Sampaio Filho, Isaac Selim Sutton, Gabriel Pablo Blasi, David Alberto Perednik and Fabio Schuler de Medeiros for effective members of the Company’s Board of Directors. The Management of Brasilagro recommends that the Board of Directors shall consist of 9 members, as well as its shareholders vote in favor of the reelection of Messrs. Eduardo S. Elsztain, Alejandro G. Elsztain, Saul Zang, Robert Charles Gibbins, João de Almeida Sampaio Filho, Isaac Selim Sutton, Gabriel Pablo Blasi, David Alberto Perednik and Fabio Schuler de Medeiros, for unified mandates to be ended at the Annual General Meeting approving the financial statements for the year ended June 30, 2017.

(1.4.) Reelection of Messrs. Fabiano Nunes Ferrari and Débora de Souza Morsch and the election of. Mr. Ivan Luvisotto Alexandre for sitting members of the Company’s Fiscal Council, as well as the reelection of Mrs. Daniela Gadben and the election of Messrs. Marcos Paulo Passoni and Luciana Terezinha Simão Villela for alternate members of the Company’s Fiscal Council. The Management of Brasilagro recommends that its shareholders vote in favor of the reelection of Messrs. Fabiano Nunes Ferrari and Débora de Souza Morsch, and the election of Mr. Ivan Luvisotto Alexandre, for sitting members of Company’s Fiscal Council, as well as the reelection of Mrs. Daniela Gadben, and the election of Messrs. Marcos Paulo Passoni and Luciana Terezinha Simão Villela for alternate members of the Company’s Fiscal Council, for unified mandates to be ended at the Annual General Meeting approving the financial statements for the year ended June 30, 2016.

The Management of Brasilagro further recommends that the compensation of the effective members of the Company’s fiscal council, is equivalent to at least 10% of the average one attributed to each officer, not computing benefits, representation amounts and profit sharing, in addition to the mandatory reimbursement of expenses for the locomotion and stay necessary for their duties performance, as set forth in Law 6.404/76.

(1.5.) Management’s Compensation. The Management of BrasilAgro recommends that the maximum annual global compensation of the Company’s managers for the fiscal year started on July 1, 2015, be set at up to R$11,000,000.00,  including all benefits and any amounts for representation, with Board of Directors having authority to subsequently set the amounts to be paid to each manager, taking into consideration their duties, abilities, professional reputation and the market value of their services.

2. At Special Meeting:

(2.1.) Amendment of Article 5 of the Company’s Laws. The Management of BrasilAgro recommends the alteration of article 5 of the Company’s Laws, in order to adjust the number of shares representing the Company’s capital stock to 58,226,600 common shares, reflecting the cancellation, carried out on January 27, 2015, of 195,800 common shares issued by the Company and held in treasury on the mentioned date.

A version of the By Laws, highlighting the alterations proposed in item 2.1 above, is available at the Company website (www.brasil-agro.com).

The Meeting Call Notice in reference to the Annual and Extraordinary General Meeting to be held on October 28th, 2015, can also be viewed on the websites of the Company (www.brasil-agro.com), the São Paulo Stock Securities, Commodities and Futures Exchange– BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

As a shareholder, you may exercise your right to vote at the above-mentioned General Annual and Extraordinary Shareholders’ Meeting by appearing in person at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, located at Avenida Faria Lima, No 1.309, fifth floor, São Paulo, at 2:30 p.m. on October 28th, 2015, or through use of a duly designated legal proxy.

If you have any questions or concerns, please contact us by phone at (55-11) 3035-5374 or by e-mail at ri@brasil-agro.com.

Eduardo S. Elsztain Presidente do Conselho de Administração	Julio Cesar de Toledo Piza Neto Diretor Presidente e de Relações com Investidores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September 28, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer